Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2021

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)
;

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents (Note 21)	$157,125	$167,113
Short-term investments (Note 5)	83,242	111,946
Trade and other receivables	128,833	127,756
Income tax receivables	24,709	22,051
Inventories (Note 6)	521,334	406,191
Derivative assets (Note 4a)	10,216	7,812
Prepaid expenses and other current assets	11,809	14,055
	937,268	856,924
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,344,696	2,415,006
Long-term inventories (Note 6)	24,018	24,355
Long-term refundable taxes	8,719	4,009
Deferred tax assets	57,728	57,850
Investment in associates (Note 9)	78,392	71,560
Goodwill & other assets (Note 10)	4,191	4,171
Total assets	$3,455,012	$3,433,875

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$278,036	$281,938
Derivative liabilities (Note 4a)	2,380	367
Provisions (Note 12)	11,465	12,066
Lease obligations (Note 13)	11,654	12,829
Debt (Note 14)	3,400	—
Income tax payables	27,233	54,556
	334,168	361,756
Non-current liabilities
Long-term provisions (Note 12)	217,645	229,887
Deferred tax liabilities	190,303	175,311
Long-term lease obligations (Note 13)	19,042	20,736
Long-term debt (Note 14)	13,600	—
Deferred revenue (Note 9)	12,775	13,273
Other long-term liabilities (Note 15)	27,320	27,073
Total liabilities	814,853	828,036

Equity (Note 16)
Issued capital	3,132,870	3,132,140
Reserves	93,393	93,409
Deficit	(589,962)	(623,030)
Total equity attributable to Company shareholders	2,636,301	2,602,519
Non-controlling interests	3,858	3,320
Total equity	2,640,159	2,605,839
Total liabilities and equity	$3,455,012	$3,433,875
Contingencies (Note 24); subsequent events (Note 26)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 10, 2021

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue (Note 22)	$382,132	$249,509	$750,231	$607,937
Cost of sales (Note 22)
Production costs (Note 17)	(199,429)	(148,433)	(392,609)	(372,750)
Depreciation and amortization	(68,540)	(48,156)	(143,633)	(126,305)
Royalties	(11,115)	(4,534)	(20,977)	(10,438)
	(279,084)	(201,123)	(557,219)	(509,493)
Mine operating earnings (Note 22)	103,048	48,386	193,012	98,444

General and administrative	(9,465)	(8,739)	(17,517)	(15,327)
Exploration and project development	(2,103)	(1,739)	(4,583)	(4,166)
Mine care and maintenance (Note 18)	(7,757)	(52,203)	(15,023)	(68,227)
Foreign exchange losses	(2,241)	(63)	(4,650)	(1,906)
Gains (losses) on derivatives (Note 4c)	3,113	3,612	5,490	(5,211)
Gains (losses) on sale of mineral properties, plant and equipment	4,146	(1,986)	4,256	(1,951)
Income (loss) from equity investees (Note 9)	3,320	40	3,518	(2,889)
Other income (expense)	1,711	(5,641)	2,558	(6,400)
Earnings (loss) from operations	93,772	(18,333)	167,061	(7,633)
Investment income (loss) (Note 4b)	10,644	47,331	(28,389)	18,507
Interest and finance expense (Note 19)	(3,579)	(4,863)	(7,420)	(11,254)
Earnings (loss) before income taxes	100,837	24,135	131,252	(380)
Income tax expense (Note 23)	(29,596)	(4,723)	(67,573)	(57,443)
Net earnings (loss) and comprehensive earnings (loss)	$71,241	$19,412	$63,679	$(57,823)

Net earnings (loss) and comprehensive earnings (loss) attributable to:
Equity holders of the Company	$70,939	$20,063	$63,141	$(56,744)
Non-controlling interests	302	(651)	538	(1,079)
	$71,241	$19,412	$63,679	$(57,823)

Earnings (loss) per share attributable to common shareholders (Note 20)
Basic earnings (loss) per share	$0.34	$0.10	$0.30	$(0.27)
Diluted earnings (loss) per share	$0.34	$0.10	$0.30	$(0.27)
Weighted average shares outstanding (in 000’s) Basic	210,284	210,041	210,273	209,993
Weighted average shares outstanding (in 000’s) Diluted	210,438	210,252	210,436	209,993
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Operating activities
Net earnings (loss) for the period	$71,241	$19,412	$63,679	$(57,823)
Income tax expense (Note 23)	29,596	4,723	67,573	57,443
Depreciation and amortization	68,540	61,325	143,633	139,474
Unrealized investment (income) loss	(10,644)	(44,215)	28,389	(15,391)
Accretion on closure and decommissioning provision (Notes 12,19)	1,869	2,068	3,738	4,134
Unrealized foreign exchange losses	1,608	1,616	3,775	5,143
Interest expense (Note 19)	782	2,264	1,825	5,809
Interest paid	(1,245)	(3,149)	(2,460)	(6,873)
Interest received	12	112	129	199
Income taxes paid	(21,019)	(13,095)	(82,352)	(49,594)
Other operating activities (Note 21)	(16,582)	418	(26,523)	24,858
Net change in non-cash working capital items (Note 21)	(37,015)	31,271	(84,413)	69,422
	$87,143	$62,750	$116,993	$176,801
Investing activities
Payments for mineral properties, plant and equipment	$(63,170)	$(30,338)	$(111,141)	$(86,088)
Proceeds from sale of mineral properties, plant and equipment	14,026	10,166	14,796	10,371
Proceeds from short-term investments and other securities	633	86,586	888	84,192
Exercise of warrants (Note 9)	—	(15,626)	—	(15,626)
Net proceeds (payments) from derivatives	2,584	(1,460)	5,068	(2,001)
	$(45,927)	$49,328	$(90,389)	$(9,152)
Financing activities
Proceeds from common shares issued	$296	$1,410	$335	$4,341
Distributions to non-controlling interests	(322)	—	(635)	—
Dividends paid	(14,720)	(10,503)	(29,438)	(21,003)
Proceeds from credit facility (Note 14)	—	80,000	—	80,000
Repayment of credit facility (Note 14)	—	(140,000)	—	(155,000)
Payment of equipment leases	(2,853)	(2,977)	(5,835)	(7,041)
	$(17,599)	$(72,070)	$(35,573)	$(98,703)
Effects of exchange rate changes on cash and cash equivalents	11	282	(1,019)	(1,393)
Increase (decrease) in cash and cash equivalents	23,628	40,290	(9,988)	67,553
Cash and cash equivalents at the beginning of the period	133,497	147,827	167,113	120,564
Cash and cash equivalents at the end of the period	$157,125	$188,117	$157,125	$188,117
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive earnings
Net earnings for the year	—	—	—	177,882	177,882	(1,427)	176,455
	—	—	—	177,882	177,882	(1,427)	176,455
Shares issued on the exercise of stock options	329,379	5,800	(1,063)	—	4,737	—	4,737
Shares issued as compensation	93,730	2,826	—	—	2,826	—	2,826
Share-based compensation on option grants	—	—	198	—	198	—	198
Dividends paid	—	—	—	(46,223)	(46,223)	—	(46,223)
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the period	—	—	—	63,141	63,141	538	63,679
	—	—	—	63,141	63,141	538	63,679
Shares issued on the exercise of stock options	31,072	405	(70)	—	335	—	335
Shares issued as compensation	9,646	325	—	—	325	—	325
Share-based compensation on option grants	—	—	54	—	54	—	54
Distributions by subsidiaries to non-controlling interests	—	—	—	(635)	(635)	—	(635)
Dividends paid	—	—	—	(29,438)	(29,438)	—	(29,438)
Balance, June 30, 2021	210,299,385	$3,132,870	$93,393	$(589,962)	$2,636,301	$3,858	$2,640,159

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive loss
Net loss for the period	—	—	—	(56,744)	(56,744)	(1,079)	(57,823)
	—	—	—	(56,744)	(56,744)	(1,079)	(57,823)
Shares issued on the exercise of stock options	295,831	5,236	(895)	—	4,341	—	4,341
Shares issued as compensation	9,456	227	—	—	227	—	227
Share-based compensation on option grants	—	—	107	—	107	—	107
Dividends paid	—	—	—	(21,003)	(21,003)	—	(21,003)
Balance, June 30, 2020	210,140,845	$3,128,977	$93,486	$(832,436)	$2,390,027	$3,668	$2,393,695
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at June 30, 2021, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at June 30, 2021 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins West mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Pan American Silver Guatemala S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este ("COSE") mines
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020 (the "Annual Financial Statements").
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company upon adoption; however, the pronouncements below may have significant impacts in future periods.
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)
The amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the Company will recognize:
•A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:
–Right-of-use assets and lease liabilities
–Closure and decommissioning provisions and any similar liabilities and the corresponding amounts recognized as part of the cost of the related asset
•The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021, the Company applied the critical judgments and estimates disclosed in Note 5 of its audited consolidated financial statements for the year ended December 31, 2020.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2021	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$157,125	$—	$157,125
Trade receivables from provisional concentrates sales(1)	—	38,715	38,715
Receivables not arising from sale of metal concentrates(1)	83,237	—	83,237
Short-term investments, equity securities	—	83,242	83,242
Derivative assets	—	10,216	10,216
	$240,362	$132,173	$372,535
Financial Liabilities:
Derivative liabilities	$—	$2,380	$2,380
(1)Included in Trade and other receivables.

December 31, 2020	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$167,113	$—	$167,113
Trade receivables from provisional concentrates sales(1)	—	35,084	35,084
Receivables not arising from sale of metal concentrates(1)	84,486	—	84,486
Short-term investments, equity securities	—	111,946	111,946
Derivative assets	—	7,812	7,812
	$251,599	$154,842	$406,441
Financial Liabilities:
Derivative liabilities	$—	$367	$367
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The gains (losses) from short-term investments in equity securities for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Unrealized gains (losses) on short-term investments, equity securities	$10,329	$(3,479)	$(28,704)	$(32,303)
Realized gains on short-term investments, equity securities	315	50,810	315	50,810
	$10,644	$47,331	$(28,389)	$18,507

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
c)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains (losses) on derivatives for the three and six months ended June 30, 2021 and 2020 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gains (losses) on derivatives
Realized gains (losses) on derivatives	$2,584	$(1,460)	$5,068	$(2,001)
Unrealized gains (losses) on derivatives	529	5,072	422	(3,210)
	$3,113	$3,612	$5,490	$(5,211)
d)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2021		At December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$83,242	$—	$111,946	$—
Trade receivables from provisional concentrate sales	—	38,715	—	35,084
Derivative assets	—	10,216	—	7,812
Derivative liabilities	—	(2,380)	—	(367)
	$83,242	$46,551	$111,946	$42,529
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2020.
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued valued using observable market prices.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
e)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2021, the Company had receivable balances associated with buyers of its concentrates of $38.7 million (December 31, 2020 - $35.1 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long-term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2021, the Company had approximately $104.2 million (December 31, 2020 - $61.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and six months ended June 30, 2021.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2021, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded gains of $0.8 million, losses of $1.3 million, and gains of $0.4 million, respectively, on MXN, PEN and CAD derivative contracts for the three months ended June 30, 2021 (2020 - gains of $1.7 million, losses of $0.5 million and gains of $1.2 million, respectively). The Company recorded losses of $0.1 million, losses of $2.2 million, and gains of $0.9 million, respectively, on MXN, PEN and CAD derivative contracts for the six months ended June 30, 2021 (2020 - losses of $3.7 million, $1.7 million and $1.0 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2021 on its cash and short-term investments was 0.37% (2020 - 0.83%).
The amounts drawn on the Company's secured revolving credit facility (the "Credit Facility") incurred an average interest rate of 2.3% and 2.8%, respectively, during the three and six months ended June 30, 2020. There were no amounts drawn on the Credit Facility during the comparable periods in 2021.
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a loan agreement (the "Loan") for the purpose of certain construction financing (Note 14). The Loan incurred an average interest rate of 3.6% during the three and six months ended June 30, 2021.
At June 30, 2021, the Company had $30.7 million in lease obligations (December 31, 2020 - $33.6 million) that are subject to an annualized interest rate of 10.8% (2020 - 9.3%).

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
As at June 30, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (900 tonnes) with settlement dates on those positions between July 2021 and December 2021. The outstanding contracts have respective weighted average floor and cap prices per tonne of $7,500 and $8,775. The Company recorded losses of $0.6 million and $1.2 million during the three and six months ended June 30, 2021. The Company did not enter into copper contracts during the comparable periods in 2020.
At June 30, 2021, the Company had outstanding positions of diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company recorded gains of $3.8 million and $8.0 million on Diesel fuel swaps during the three and six months ended June 30, 2021 (2020 - gains of $1.2 million for the three and six months ended June 30, 2020).
5. SHORT-TERM INVESTMENTS

	June 30, 2021			December 31, 2020
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$83,242	$20,419	$62,823	$111,946	$20,419	$91,527

6. INVENTORIES

Inventories consist of:

	June 30, 2021	December 31, 2020
Concentrate inventory	$40,859	$19,104
Stockpile ore	51,078	30,063
Heap leach inventory and in process	266,324	219,334
Doré and finished inventory	100,808	77,489
Materials and supplies	86,283	84,556
Total inventories	$545,352	$430,546
Less: current portion of inventories	$(521,334)	$(406,191)
Non-current portion of inventories(1)	$24,018	$24,355
(1)Inventories at Escobal mine, which include $16.7 million (December 31, 2020 - $17.1 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $203.2 million at June 30, 2021 (December 31, 2020 – $200.9 million). Total inventory recoveries were $7.2 million and $15.4 million, respectively, for the three and six months ended June 30, 2021 (2020 – write-downs of $1.5 million and $13.2 million, respectively) and were included in cost of sales.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2021			December 31, 2020
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing properties:
Huaron, Peru	$216,609	$(136,173)	$80,436	$218,270	$(135,932)	$82,338
Morococha, Peru	271,414	(182,233)	89,181	267,705	(175,844)	91,861
Shahuindo, Peru	556,926	(110,235)	446,691	546,643	(86,855)	459,788
La Arena, Peru	196,627	(84,234)	112,393	170,401	(66,313)	104,088
Alamo Dorado, Mexico	—	—	—	71,725	(71,725)	—
La Colorada, Mexico	337,685	(175,052)	162,633	308,378	(164,443)	143,935
Dolores, Mexico(1)	1,699,536	(1,297,782)	401,754	1,709,105	(1,228,492)	480,613
Manantial Espejo, Argentina (2)(4)	515,853	(489,049)	26,804	513,626	(485,036)	28,590
San Vicente, Bolivia	146,852	(106,212)	40,640	144,790	(101,408)	43,382
Timmins, Canada	322,893	(92,664)	230,229	307,243	(75,902)	231,341
Other	29,493	(18,881)	10,612	28,653	(18,313)	10,340
	$4,293,888	$(2,692,515)	$1,601,373	$4,286,539	$(2,610,263)	$1,676,276
Non-Producing Properties:
Land	$6,756	$(1,254)	$5,502	$6,758	$(1,254)	$5,504
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	257,216	(1,372)	255,844	259,198	(1,072)	258,126
Timmins, Canada	64,629	—	64,629	71,099	—	71,099
Shahuindo, Peru	6,079	—	6,079	6,079	—	6,079
La Arena, Peru	117,000	—	117,000	117,000	—	117,000
Minefinders, Mexico	79,714	(36,975)	42,739	80,239	(36,975)	43,264
La Colorada, Mexico	36,516	—	36,516	21,589	—	21,589
Morococha, Peru	5,054	—	5,054	5,054	—	5,054
Other	31,671	(12,187)	19,484	32,533	(11,994)	20,539
	$1,171,212	$(427,889)	$743,323	$1,166,126	$(427,396)	$738,730

Total	$5,465,100	$(3,120,404)	$2,344,696	$5,452,665	$(3,037,659)	$2,415,006
(1)Includes previously recorded impairment charges of $748.9 million at June 30, 2021 (December 31, 2020 - $748.9 million).
(2)Includes previously recorded impairment charges of $173.3 million at June 30, 2021 (December 31, 2020 - $173.3 million).
(3)Includes previously recorded impairment charges of $376.1 million at June 30, 2021 (December 31, 2020 - $376.1 million).
(4)Comprised of the Joaquin and COSE projects which entered commercial production and were transferred to Manantial Espejo during the year ended December 31, 2020.
8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of June 30, 2021, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. In future periods, the effects of the COVID-19 pandemic may have material impacts on our anticipated operating results and the recoverable amount of our CGUs.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investments in Maverix Metals Inc. ("Maverix") and other associates:

2021
Maverix investment, December 31, 2020	$71,560
Acquisition of shares in associate	2,616
Dilution gains	144
Dividends	(572)
Income from associate	3,472
Maverix investment, June 30, 2021	77,220
Other investment, June 30, 2021	1,172
Total investment in associates, June 30, 2021	$78,392
Investment in Maverix:
On June 28, 2021, the Company completed the sale of a portfolio of six precious metals royalties (the "Royalty Sale") to Maverix for total consideration of $7.0 million in cash and 491,071 common shares in Maverix valued at $2.6 million.
On June 5, 2020, the Company completed a Secondary Offering pursuant to an underwriting agreement dated May 29, 2020 between Maverix, the Company, and a syndicate of underwriters (the "Secondary Offering"). As part of the Secondary Offering, the Company sold 10,350,000 common shares of Maverix at a price of $4.40 per common share for aggregate gross proceeds of $45.5 million and paid underwriting fees equal to 4% of the gross proceeds equal to $1.9 million.
Concurrent with the Secondary Offering, the Company acquired ownership or control of an additional 8,250,000 common shares of Maverix through the exercise of its remaining 8,250,000 common share purchase warrants in Maverix (the "Warrants"). 5,000,000 Warrants had an exercise price of $1.56 and 3,250,000 Warrants had an exercise price of $2.408. Maverix received gross proceeds of approximately $15.6 million. As a result, the Company de-recognized the remaining warrant liability representing in substance ownership of Maverix.
The Company's share of Maverix income or loss was recorded, based on its 17% interest during the three and six months ended June 30, 2021 (2020 - 26% interest from January 1, 2020 to June 5, 2020 and 18% from June 6, 2020 to June 30, 2020), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at June 30, 2021, the deferred revenue liability was $12.8 million (December 31, 2020 - $13.3 million).
Income Statement Impacts:
The Company recorded a loss of $1.7 million during the three and six months ended June 30, 2021 as a result of the disposition of royalties pursuant to the Royalty Sale. This loss was recorded in gains (losses) on sale of mineral properties, plant and equipment (2020 - The Company recorded a gain of $23.5 million during the three and six months ended June 30, 2020 as a result of the disposition of shares pursuant to the Secondary Offering).

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company recognized $0.6 million and $0.2 million in dilution gains, respectively, during the three and six months ended June 30, 2021 (2020 - $nil and $0.2 million in dilution losses, respectively). Dilution gains and losses are recorded in income (loss) from equity investees.
For the three and six months ended June 30, 2021, the Company also recognized $2.9 million and $3.5 million, respectively, share of income from associate (2020 - $0.1 million income and $2.7 million loss, respectively), which represents the Company's proportionate share of Maverix's earnings during the periods.
10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	June 30, 2021	December 31, 2020
Goodwill	$2,775	$2,775
Other assets	1,416	1,396
	$4,191	$4,171

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2021	December 31, 2020
Trade account payables(1)	$85,164	$80,280
Royalty payables	20,331	18,166
Other accounts payable and accrued liabilities	88,754	94,600
Payroll and severance liabilities	54,980	56,715
Value added tax liabilities	11,878	11,208
Other tax payables	16,929	20,969
	$278,036	$281,938
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2020	$235,110	$6,843	$241,953
Revisions in estimates and obligations incurred	(13,771)	—	(13,771)
Charged (credited) to earnings:
-new provisions	—	796	796
-change in estimate	—	(1,036)	(1,036)
-exchange gains on provisions	—	(231)	(231)
-utilized in the period	—	(507)	(507)
Reclamation expenditures	(1,832)	—	(1,832)
Accretion expense (Note 19)	3,738	—	3,738
June 30, 2021	$223,245	$5,865	$229,110

Maturity analysis of total provisions:	June 30, 2021	December 31, 2020
Current	$11,465	$12,066
Non-Current	217,645	229,887
	$229,110	$241,953

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
13. LEASES

(a)Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the six months ended June 30, 2021 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

Six months ended June 30, 2021
2021
Opening net book value	$33,543
Additions	2,934
Depreciation	(5,990)
Other	(936)
Closing net book value	$29,551
(b)Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2021 and December 31, 2020 to their present value for the Company's lease obligations:

	June 30, 2021	December 31, 2020
Within one year	$12,395	$13,505
Between one and five years	16,107	17,902
Beyond five years	18,045	19,255
Total undiscounted lease obligations	46,547	50,662
Less future interest charges	(15,851)	(17,097)
Total discounted lease obligations	30,696	33,565
Less: current portion of lease obligations	(11,654)	(12,829)
Non-current portion of lease obligations	$19,042	$20,736
14. DEBT

Debt consists of:

	June 30, 2021	December 31, 2020
Loan	$17,000	$—
Less: current Loan	(3,400)	—
Non-current Loan	$13,600	$—
In June 2021, a wholly-owned Peruvian subsidiary of the Company entered into a Loan for the purpose of certain construction financing. The Loan is denominated in USD, has a five-year term with quarterly repayments and bears interest of 3.6% per annum.
The Company's four-year, $500.0 million secured revolving credit facility, maturing on February 1, 2023, was undrawn at June 30, 2021 and December 31, 2020. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants require the Company to maintain a minimum tangible net worth of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of June 30, 2021, the Company was in compliance with all covenants required by the Credit Facility.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Amounts can be drawn under the revolving facility and will incur interest at LIBOR plus 1.88% to 2.75%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.42% to 0.62% per annum, dependent on the Company's leverage ratio. The Credit Facility remained undrawn at June 30, 2021 and December 31, 2020.
During the three and six months ended June 30, 2021, the Company incurred $0.5 million and $1.0 million, respectively, in standby charges on undrawn amounts under this Facility. During the three and six months ended June 30, 2020, the Company incurred $0.3 million and $0.5 million, respectively, in standby charges on undrawn amounts and $2.1 million and $4.7 million, respectively, in interest at an average interest rate of 2.3% and 2.8%, respectively, on drawn amounts under this Facility.
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2021	December 31, 2020
Deferred credit(1)	$20,788	$20,788
Other tax payables	48	54
Severance liabilities	6,484	6,231
	$27,320	$27,073
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2021, the total share-based compensation expense relating to stock options and Compensation Shares was $1.3 million and $2.1 million, respectively, (2020 - $1.2 million and $2.2 million, respectively) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three and six months ended June 30, 2021 or the comparative periods in 2020.
During the three and six months ended June 30, 2021, the Company issued 28,204 and 31,072 common shares, respectively, in connection with the exercise of options (2020 – 129,272 and 295,831 common shares, respectively).
•Compensation shares
During the three and six months ended June 30, 2021, the Company issued 9,646 common shares to Directors in lieu of Directors' fees of $0.3 million (2020 – 9,456 common shares in lieu of fees of $0.2 million).

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes changes in stock options for the six months ended June 30, 2021 and year ended December 31, 2020:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2019	1,143,348	$33.84
Granted	7,605	39.48
Exercised	(329,711)	19.23
Expired	(482,438)	53.41
Forfeited	(21,387)	43.08
As at December 31, 2020	317,417	$18.78
Exercised	(31,072)	13.40
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at June 30, 2021	260,596	$18.01
The following table summarizes information about the Company's stock options outstanding at June 30, 2021:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2021	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at June 30, 2021	Weighted Average Exercise Price CAD$
$9.76 - $17.11	83,166	15	$11.06	83,166	$11.06
$17.12 - $24.46	143,896	46	$18.90	143,896	$18.90
$24.47 - $31.81	21,605	65	$26.54	10,213	$26.54
$31.82 - $41.62	11,929	52	$40.26	4,324	$41.62
	260,596	38	$18.01	241,599	$16.93
b.PSUs
Compensation expense for PSUs was $0.4 million and $0.6 million, respectively, for the three and six months ended June 30, 2021 (2020 - $2.3 million and $1.8 million, respectively) and is presented as a component of general and administrative expense.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
At June 30, 2021, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2019	247,601	$5,896
Granted	62,920	1,942
Paid out	(54,962)	(2,626)
Change in value	—	3,658
As at December 31, 2020	255,559	$8,870
Change in value	—	(1,476)
As at June 30, 2021	255,559	$7,394
c.RSUs
Compensation expense for RSUs was $0.8 million and $1.4 million, respectively, for the three and six months ended June 30, 2021 (2020 – $1.4 million and $1.3 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2021, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2019	299,216	$7,107
Granted	261,224	6,302
Paid out	(148,049)	(4,762)
Forfeited	(15,819)	(545)
Change in value	—	5,628
As at December 31, 2020	396,572	$13,730
Forfeited	(9,100)	(260)
Change in value	—	(2,295)
As at June 30, 2021	387,472	$11,175
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the six months ended June 30, 2021 and 2020:

Declaration Date	Record Date	Dividend per common share
August 10, 2021(1)	August 23, 2021	$0.100
May 12, 2021	May 25, 2021	$0.070
February 17, 2021	March 1, 2021	$0.070
November 4, 2020	November 16, 2020	$0.070
August 5, 2020	August 17, 2020	$0.050
May 6, 2020	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
(1)These dividends were declared subsequent to the quarter ended June 30, 2021 and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the Tahoe Acquisition on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which were convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2021, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2020 - 313,883,990 CVRs convertible into 15,600,034 common shares).

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Consumption of raw materials and consumables	$95,376	$46,024	$183,440	$131,731
Employee compensation and benefits expense	83,581	67,706	165,442	142,571
Contractors and outside services	46,408	20,915	93,251	49,701
Utilities	11,165	7,688	22,975	19,427
Other expenses	13,630	4,717	25,650	9,892
Changes in inventories	(50,731)	1,383	(98,149)	19,428
	$199,429	$148,433	$392,609	$372,750
18. MINE CARE AND MAINTENANCE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
COVID-19 related mine care and maintenance expenses(1)	$—	$34,967	$—	$41,452
COVID 19 mine care and maintenance depreciation	—	11,543	—	13,169
Total COVID 19 mine care and maintenance	—	46,510	—	54,621
Mine care and maintenance expenses	7,757	5,693	15,023	13,606
	$7,757	$52,203	$15,023	$68,227
(1)As a result of the temporary suspension of mines due to COVID-19.
19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest expense	$782	$2,264	$1,825	$5,809
Finance fees	928	531	1,857	1,311
Accretion expense (Note 12)	1,869	2,068	3,738	4,134
	$3,579	$4,863	$7,420	$11,254

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2021		2020
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$70,939			$20,063
Basic earnings per share	$70,939	210,284	$0.34	$20,063	210,041	$0.10
Effect of Dilutive Securities:
Stock Options	—	154		—	211
Diluted earnings per share	$70,939	210,438	$0.34	$20,063	210,252	$0.10
(1)Net earnings attributable to equity holders of the Company.

For the six months ended June 30,		2021		2020
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (loss) for the period	$63,141			$(56,744)
Basic earnings (loss) per share	$63,141	210,273	$0.30	$(56,744)	209,993	$(0.27)
Effect of Dilutive Securities:
Stock Options	—	163		—	—
Diluted earnings (loss) per share	$63,141	210,436	$0.30	$(56,744)	209,993	$(0.27)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2021 were 11,929 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2020 – 21,782 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2021	2020	2021	2020
Adjustments for non-cash income statement items:
Net realizable value adjustment for inventories	$(7,246)	$1,489	$(15,389)	$13,209
(Gains) losses on derivatives (Note 4c)	(3,113)	(3,612)	(5,490)	5,211
Share-based compensation expense	1,250	1,231	2,130	2,234
(Income) loss from equity investees (Note 9)	(3,320)	(40)	(3,518)	2,889
(Gains) losses on sale of mineral properties, plant and equipment	(4,146)	1,986	(4,256)	1,951
Gains on warrants	(7)	(636)	—	(636)
	$(16,582)	$418	$(26,523)	$24,858

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2021	2020	2021	2020
Trade and other receivables	$(9,793)	$2,492	$(8,570)	$42,100
Inventories	(38,429)	33,664	(78,363)	42,654
Prepaid expenses	4,426	7,969	2,246	5,914
Accounts payable and accrued liabilities	7,548	(12,103)	1,133	(19,665)
Provisions	(767)	(751)	(859)	(1,581)
	$(37,015)	$31,271	$(84,413)	$69,422

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Cash and Cash Equivalents	June 30, 2021	December 31, 2020
Cash in banks	$157,125	$167,113

22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$34,441	$15,506	$5,026	$13,909	$—	$14,383
Peru	Huaron	35,672	20,805	2,564	12,303	—	2,549
	Morococha	28,805	19,612	3,449	5,744	—	2,365
Bolivia	San Vicente	22,393	16,778	2,421	3,194	—	833
Argentina	Manantial Espejo	23,425	19,642	2,381	1,402	—	2,271
Guatemala	Escobal	—	—	—	—	6,012	264
Total Silver Segment		144,736	92,343	15,841	36,552	6,012	22,665
Gold Segment:
Mexico	Dolores(2)	92,994	37,859	25,843	29,292	—	8,337
Peru	Shahuindo	42,459	18,739	6,921	16,799	—	8,889
	La Arena	43,158	17,595	9,653	15,910	—	12,507
Canada	Timmins	58,785	44,008	9,911	4,866	—	13,312
Total Gold Segment		237,396	118,201	52,328	66,867	—	43,045
Other segment:
Canada	Pas Corp	—	—	119	(119)	—	84
Argentina	Navidad	—	—	—	—	1,745	18
Other	Other	—	—	252	(252)	—	211
Total		$382,132	$210,544	$68,540	$103,048	$7,757	$66,023
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended June 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$16,802	$8,040	$2,513	$6,249	$7,999	$5,851
Peru	Huaron	7,644	3,822	509	3,313	8,504	581
	Morococha	1,484	483	(141)	1,142	7,900	2,086
Bolivia	San Vicente	3,123	1,989	476	658	2,890	232
Argentina	Manantial Espejo	14,289	13,100	1,591	(402)	3,644	2,762
Guatemala	Escobal	—	—	—	—	4,524	4,713
Total Silver Segment		43,342	27,434	4,948	10,960	35,461	16,225
Gold Segment:
Mexico	Dolores(2)	61,751	47,351	16,818	(2,418)	10,175	9,551
Peru	Shahuindo	58,521	23,359	8,934	26,228	2,891	3,473
	La Arena	22,981	14,727	4,557	3,697	2,509	2,085
Canada	Timmins	62,914	40,096	12,501	10,317	—	2,444
Total Gold Segment		206,167	125,533	42,810	37,824	15,575	17,553
Other segment:
Canada	Pas Corp	—	—	124	(124)	—	(103)
Argentina	Navidad	—	—	—	—	1,167	—
Other	Other	—	—	274	(274)	—	(360)
Total		$249,509	$152,967	$48,156	$48,386	$52,203	$33,315
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

For the six months ended June 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$39,771	$19,710	$7,390	$12,671	$—	$23,851
Peru	Huaron	74,174	42,511	5,439	26,224	—	4,161
	Morococha	53,162	37,776	6,999	8,387	—	4,756
Bolivia	San Vicente	47,044	32,687	5,357	9,000	—	1,391
Argentina	Manantial Espejo	52,527	46,038	6,344	145	—	3,649
Guatemala	Escobal	—	—	—	—	11,874	296
Total Silver Segment		266,678	178,722	31,529	56,427	11,874	38,104
Gold Segment:
Mexico	Dolores(2)	165,487	66,699	54,424	44,364	—	17,255
Peru	Shahuindo	100,796	44,511	16,079	40,206	—	11,711
	La Arena	99,111	36,658	20,904	41,549	—	27,226
Canada	Timmins	118,159	86,996	19,951	11,212	—	22,178
Total Gold Segment		483,553	234,864	111,358	137,331	—	78,370
Other segment:
Canada	Pas Corp	—	—	238	(238)	—	165
Argentina	Navidad	—	—	—	—	3,149	79
Other	Other	—	—	508	(508)	—	258
Total		$750,231	$413,586	$143,633	$193,012	$15,023	$116,976
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the six months ended June 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$51,626	$29,472	$8,430	$13,724	$7,999	$14,246
Peru	Huaron	25,466	19,041	3,544	2,881	10,758	1,994
	Morococha	16,060	15,724	3,340	(3,004)	10,103	4,710
Bolivia	San Vicente	16,443	13,269	2,908	266	2,890	2,157
Argentina	Manantial Espejo	35,714	32,357	3,387	(30)	5,617	7,023
Guatemala	Escobal	—	—	—	—	10,938	4,724
Total Silver Segment		145,309	109,863	21,609	13,837	48,305	34,854
Gold Segment:
Mexico	Dolores(2)	123,147	100,010	42,789	(19,652)	10,175	24,675
Peru	Shahuindo	142,108	57,605	22,784	61,719	3,748	11,405
	La Arena	64,331	34,459	12,022	17,850	3,332	14,783
Canada	Timmins	133,042	81,251	26,309	25,482	—	6,951
Total Gold Segment		462,628	273,325	103,904	85,399	17,255	57,814
Other segment:
Canada	Pas Corp	—	—	252	(252)	—	145
Argentina	Navidad	—	—	—	—	2,667	8
Other	Other	—	—	540	(540)	—	308
Total		$607,937	$383,188	$126,305	$98,444	$68,227	$93,129
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

At June 30, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$280,982	$42,982	$238,000
Peru	Huaron	118,810	52,216	66,594
	Morococha	125,997	38,551	87,446
Bolivia	San Vicente	85,013	48,647	36,366
Argentina	Manantial Espejo	70,642	27,788	42,854
Guatemala	Escobal	287,149	22,044	265,105
Total Silver Segment		968,593	232,228	736,365
Gold Segment:
Mexico	Dolores(1)	761,708	170,774	590,934
Peru	Shahuindo	554,560	170,161	384,399
	La Arena	294,419	110,308	184,111
Canada	Timmins	409,071	60,719	348,352
Total Gold Segment		2,019,758	511,962	1,507,796
Other segment:
Canada	Pas Corp	194,824	22,386	172,438
Argentina	Navidad	193,048	—	193,048
	Other	78,789	48,277	30,512
Total		$3,455,012	$814,853	$2,640,159
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2020
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$231,217	$48,971	$182,246
Peru	Huaron	113,177	40,663	72,514
	Morococha	121,004	34,906	86,098
Bolivia	San Vicente	83,668	40,536	43,132
Argentina	Manantial Espejo	75,113	26,950	48,163
Guatemala	Escobal	288,588	24,427	264,161
Total Silver Segment		912,767	216,453	696,314
Gold Segment:
Mexico	Dolores(1)	752,873	169,444	583,429
Peru	Shahuindo	566,734	201,427	365,307
	La Arena	299,372	112,475	186,897
Canada	Timmins	414,396	60,482	353,914
Total Gold Segment		2,033,375	543,828	1,489,547
Other segment:
Canada	Pas Corp	230,872	18,795	212,077
Argentina	Navidad	192,999	—	192,999
	Other	63,862	48,960	14,902
Total		$3,433,875	$828,036	$2,605,839
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2021	2020	2021	2020
Refined silver and gold	$264,579	$222,159	$543,504	$503,845
Zinc concentrate	33,216	3,809	58,501	22,771
Lead concentrate	35,878	14,408	53,735	48,957
Copper concentrate	29,613	5,736	59,447	15,941
Silver concentrate	18,846	3,397	35,044	16,423
Total	$382,132	$249,509	$750,231	$607,937
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current income tax expense	$25,893	$9,047	$52,469	$28,370
Deferred income tax expense (recovery)	3,703	(4,324)	15,104	29,073
Income tax expense	$29,596	$4,723	$67,573	$57,443
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2021 and the comparable period for 2020 were foreign exchange rate fluctuations, changes in the recognition of certain deferred tax assets (resulting primarily from unrealized losses on short-term investments and foreign currency denominated intercompany debt), and other mining and withholding taxes included in income tax expense. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Earnings (loss) before income taxes	$100,837	$24,135	$131,252	$(380)
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$27,226	$6,516	$35,438	$(103)
Increase (decrease) due to:
Non-deductible expenditures	1,380	3,064	2,747	5,160
Foreign tax rate differences	3,921	(1,077)	7,836	5,834
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	517	637	991	1,372
- Other deferred tax assets	(7,813)	(16,697)	6,303	7,475
Other mining and withholding taxes	5,633	2,285	14,007	6,847
Effect of foreign exchange on tax expense	(5,179)	1,445	2,483	42,416
Non-taxable impact of foreign exchange	4,043	2,334	1,497	(15,298)
Non-taxable portion of net earnings in affiliates	(1,439)	—	(1,439)	—
Change in non-deductible portion of reclamation liabilities	1,802	3,181	(1,441)	4,000
Change in opening temporary differences	(186)	611	328	(716)
Other	(309)	2,424	(1,177)	456
Income tax expense	$29,596	$4,723	$67,573	$57,443
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Related party transactions with Maverix are measured at the amount of consideration established and agreed to by the parties and have been disclosed in Note 9 of these condensed interim consolidated financial statements. There were no other related party transactions for the three and six months ended June 30, 2021 and 2020.
26. SUBSEQUENT EVENTS

On July 12, 2021, the Company completed the sale of 100% of its interest in the Waterloo silver-barite project (the “Project”) for initial consideration of $25 million in cash (the "Waterloo Sale"). In addition to the purchase consideration, the Company also received an additional $2.5 million in cash payments in connection with certain extensions and amendments. The Company also retained a 2% Net Smelter Royalty on any future production of minerals from the Project.
Further, upon receiving a listing notice from the purchaser, the Company will have ten business days to elect to receive an additional $6.0 million of consideration in either: (a) cash, or (b) the equivalent of $6.0 million in common shares of Apollo Gold & Silver Corp. at the higher of: (i) the 10-day volume weighted average price, calculated 10 trading days following the close of the sale; and (ii) CAD$0.71 per share. At June 30, 2021, the Company had received $2.75 million of the cash consideration as well as $2.0 million in additional cash payments.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2021 and December 31, 2020, and for the
three and six months ended June 30, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
On August 10, 2021 Pan American Silver Corp entered into an amendment agreement to amend and extend its Credit Facility into a $500 million sustainability-linked revolving credit facility (the “Sustainability Linked Loan”). The Sustainability Linked Loan features a pricing mechanism allowing for pricing adjustments on drawn and undrawn balances based on sustainability performance ratings and scores published by MSCI and S&P Global, leaders in ESG and Corporate Governance research and ratings. The Sustainability Linked Loan matures on August 8, 2025 and does not include a minimum tangible net worth financial covenant, which was a condition of the previous Credit Facility.
The Sustainability Linked Loan can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. Subject to pricing adjustment based on sustainability performance ratings and scores, any amounts drawn under the Sustainability Linked Loan will incur interest at LIBOR plus 1.825% to 2.80%. Undrawn amounts are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and sustainability performance ratings and scores.

PAN AMERICAN SILVER CORP.	26